POWERHANDZ Inc

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Refunds and Discounts	-17,551.39
Sales	253,908.00
Shipping, Freight & Delivery Revenue	28,618.71
Total Income	**$264,975.32**
Cost of Goods Sold	
Cost of Goods Sold	101,402.00
Freight & delivery - COS	3,913.21
Total Cost of Goods Sold	**$105,315.21**
GROSS PROFIT	**$159,660.11**
Expenses	
General and Administrative	
Auto Expense	9,498.43
Bank Charges	2,189.16
Consulting and Services	96,229.77
Dues & Subscriptions	1,956.12
Gifts	220.22
Insurance	2,381.90
Legal & Professional Fees	16,935.88
Meals and Entertainment	27,878.92
Office Supplies	1,149.53
Online Services and Software	9,860.90
Other General and Admin Expenses	17,548.61
Payroll Processing	812.32
Utilities	8,273.92
Total General and Administrative	**194,935.68**
PayPal Fees	423.50
Research & Development	392.80

POWERHANDZ Inc

PROFIT AND LOSS
January - December 2019

	TOTAL
Selling Expenses	
Advertising and Marketing	63,491.35
Broker Fees and Commissions	28,296.22
Merchant Services	13,499.89
Promotional	957.47
Public Relations	694.25
Storage and Fulfillment	0.00
Shipping Expense	41,383.47
Storage and Fulfillment	33,534.04
** Total Storage and Fulfillment**	**74,917.51**
Travel	28,747.99
** Total Selling Expenses**	**210,604.68**
Total Expenses	**$406,356.66**
NET OPERATING INCOME	**$ -246,696.55**
Other Income	
Interest Earned	48.56
Other Ordinary Income	6,286.62
Total Other Income	**$6,335.18**
Other Expenses	
Amortization Expense	7,618.00
Depreciation	110.42
Interest Expense	26,824.89
Penalties & Settlements	271.29
Total Other Expenses	**$34,824.60**
NET OTHER INCOME	**$ -28,489.42**
NET INCOME	**$ -275,185.97**